Contact

www.linkedin.com/in/alton-b-gunn-355b6648 (LinkedIn)
www.craftworks4u2.com (Personal)

Top Skills

Public Speaking
Strategic Partnerships
Strategic Planning

Alton B. Gunn

Chief Executive Officer - Craftworks
Detroit, Michigan, United States

Summary

I am an accomplished executive with a diversified track record of success in corporate, private and non-profit sectors of business. I have achieved success with building corporate infrastructures, establishing and maintaining business relationships, which have led to proactive change and perpetual growth.

I view myself as a visionary and motivator. I excel at connecting ideas with talent and resources. I am an experiential exponent of intellectual thought, innovation, progression, and culture. I bring people together and make things happen.

Ultimately, I am most proud of being a father, which has been the most humbling and rewarding experience of my life.

Experience

BlackLight, LLC

Chief Operating Officer
June 2022 - Present (2 years)
179 Post Rd W, westport, CT, 06880-4602

Develops strategies and oversees the company’s day-to-day operations, the management of key relationships, and other administrative functions - working closely with CEO. Set financial projections and Key Performance Indicators in conjunction with CFO. Develop departmental, marketing initiatives, sales campaigns, and employee budgets. Coordinate with CTO on product development plans and budgets, go-to-market strategies for revenue generating services, improving technology, and on managing the execution of initiatives. Develop marketing strategies and budgets, Key Performance Indicators, customer centric pivots, and manage campaigns and initiatives together with CMO. Manages coordinated departmental development and operations.

Craftworks

Chief Executive Officer

January 2018 - Present (6 years 5 months)

19207 Schaefer, Hwy., Suite #1, Detroit, MI 48235 or craftworks4u2.com

Craftworks optimizes human capital and innovation strategies to maximize success.

Areas of Expertise:

*Innovation Strategies

*Marketing and Branding

*Public Relations

*Sales Performance

*Employee Engagement

Our mission is to spark ideas, perpetuate change and support initiatives designed to actualize goals and achieve results on levels beyond expectations.

Our dedicated team of consulting specialists is driven by the deliverance of actionable results.

~Craftworks is an affiliate of G-FORCE Consulting, est. 2001~

Detroit Medical Center

7 years 4 months

Director of Communications, Business Development and Customer Service

March 2015 - January 2018 (2 years 11 months)

Led the communications, marketing, business development, the coordination of benefits and customer service departments for DMC Managed Care and the Michigan Pioneer Accountable Care Organization. Created and marketed internal publications that enhanced employee engagement and external publications that contributed greatly to a $55,000,000 shared profit. Successfully managed an annual $600,000 departmental budget & assisted with managing a $200,000,000 yearly divisional spend.

Director of Public Relations, Media Relations and Marketing - Press Secretary

October 2010 - March 2015 (4 years 6 months)

As the spokesperson for DMC Detroit Receiving Hospital, responsibilities also included public relations, media relations, and community affairs. Served

as an associate writer of DMC publications for physicians, employees, and consumers. Achieved great success branding a nationally recognized Level-1 Trauma Center, which also specialized in burns, advanced orthopaedics, geriatrics, critical care, sleep disorders, and reconstructive urology. Optimized a $560,000 annual budget. Spearheaded communication initiatives and community programs, which improved profits by $12,000,000.

The Equity Alliance

President/CEO

September 1999 - August 2010 (11 years)

As President/CEO and at times COO, conceived and executed the corporate vision, mission and perpetually exceeded operations goals for United Equity Alliance Mortgage Company, National Equity Realty, G-FORCE Consulting, G-Force Development, New Century Holding and National Equity Alliance - under The Equity Alliance umbrella. Initiated over $350,000,000 in real estate transactions. Led a team of 72 employees.

Third Eye Incorporated

Chairman/CEO

November 1995 - April 2003 (7 years 6 months)

Detroit, MI

Third Eye Incorporated was a 501 c-3, non-profit organization that focused on Land, Economics, Unity and Mentoring. The organization was formed by 20 young men after the Million Man March in 1995. Known for festive community fund raisers, Third Eye Incorporated was instrumental in providing well over $1,000,000 in college scholarships, support funding for mentoring and sports programs, sponsorships for adopt-a-family campaigns and various other community development projects and enhancement programs. Third Eye impacted nearly 2,000 youth, hundreds of families, while also giving away houses, upgrading local parks and running a credit restoration program.

Education

Temple University

Master of Science, Innovation Management and Entrepreneurship - MS IM & E (Intrapreneurship) · (2018 - 2020)

Wayne State University

Studied in the JD- MBA Program, Business Administration and Corporate Law · (1993 - 1995)

Florida A&M University

Bachelor of Art and Science, Business Economics · (1986 - 1991)

Cass Technical High School

National Merit Scholar - Diploma, Architecture · (1982 - 1986)